Exhibit 99.1

PRESS RELEASE Thursday 5 May 2022 – 10.00 am CET

SUPERVISORY BOARD LETTER TO

EURONAV SHAREHOLDERS

ANTWERP, Belgium, May 05, 2022 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) has issued the following letter from the Supervisory Board to Euronav shareholders ahead of the AGM on May 19th, 2022.

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Dear Shareholders,

Developments over the past four months support our expectation that 2022 will be a transformative and exciting year for Euronav. With Euronav’s share price up 44% year-to-date, this is the strongest start of the year in the past decade. Furthermore, there are a number of value-creating milestones scheduled for later this year.

Recent Activities and Performance

Under the direction of the Supervisory Board, the Management team has positioned Euronav to maximize the Company’s value creation potential over the medium and long-term.

Year-to-date, as part of its fleet rejuvenation program, Euronav purchased two eco-VLCCs, took delivery of two new Suezmaxes, and sold four older S-class VLCCs as well as an older Suezmax. The combination of these two transactions demonstrates the Company’s focus on the modernisation of its fleet and on the improvement of the fleet consumption and emission profile, which in turn enables Euronav to maximise the overall return to shareholders of the Company. The transactions have reduced the average age of Euronav’s fully owned VLCC fleet from 7.3 years to 6.6 years, making it amongst the youngest VLCC fleets globally.

Combination with Frontline

On April 7th, 2022, Euronav and Frontline announced their agreement on the principal terms for a proposed stock-for-stock combination between the two companies. The proposed transaction has been unanimously approved by the independent Supervisory Board of Euronav and the Frontline Board of Directors. The proposed transaction was also well received by investors, as Euronav shares opened 8% higher following the announcement. Since then, market commentary has been overwhelmingly positive, praising the benefits arising from creating a global leader in the tanker market.

The combined group would continue to operate from Belgium (where Hugo De Stoop will be based as the Chief Executive Officer of the combined platform), Norway, UK, Singapore, Greece and the US. The Board of Directors of the combined group is expected to consist of

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seven members, including three current independent Euronav Supervisory Board members, two nominated by Hemen Holding Limited and two additional new independent directors. The combined group is intended to be listed on the regulated markets of Euronext Brussels, Oslo Børs and the New York Stock Exchange.

Highlights of the proposed transaction include:

•	Leading global tanker market participation with 140 vessels consisting of 65 VLCC, 55 Suezmax and 20 LR2/Aframax vessels

•	A strong balance sheet and access to attractive financing, supporting industry leading operational break-even levels for the combined fleet

•	Significant benefits arising from a larger combined fleet leading to, among other advantages, improved overall utilization and cost synergies which will increase shareholder value

•	Significant synergies related to SG&A and other savings expected to be extracted from the combined entity

•	Leading combined expertise in the shipping industry with the ability to attract and retain world-class talent

•	Leadership in sustainable shipping, aiming for the highest ESG standards in the industry

Governance

As part of Euronav’s continuous process to review and enhance its governance, several steps have been taken to bolster the Supervisory Board’s composition and make the remuneration policy for executives even more transparent.

Based on the recommendation of the Corporate Governance and Nomination Committee, the Supervisory Board is proposing to the next AGM that Steven Smith be elected as an independent Director. Mr. Smith brings in-depth financial expertise, built from a career as an investor (partner at Aurora Capital) and as an investment banker at UBS working in the US and globally.

Mr. Smith’s deep knowledge and experience in corporate finance, coupled with his thorough understanding of the shipping industry, will be beneficial as the Supervisory Board discusses the various strategic and financial considerations ahead of the Company. Mr. Smith will also be highly additive to the ongoing engagement with Frontline, as his financial acumen, banking background and investor perspectives enhance the Supervisory Board’s existing capabilities. Furthermore, his expertise in US public markets will bring valuable perspective to the Supervisory Board with respect to Euronav’s New York Stock Exchange listing considerations.

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Overall, the continuity of the existing Supervisory Board members, coupled with Mr. Smith’s additional skills, provide the right expertise, knowledge and perspective to help to reach an optimal outcome for Euronav and its shareholders.

Euronav also continues to strive for transparency in its remuneration policy in order to make the mechanisms clearer for shareholders. The Company has consistently sought to provide insight regarding the performance award levels, performance criteria and performance targets for the incentive plans of its teams, enabling shareholders to assess the stringency of the plan and the relationship between remuneration and performance:

•	The descriptions of short-term and long-term variable remuneration offer further detail compared to past years, and clearly disclose the applicable performance metrics

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The Company has provided more details on the level of achievement of the targets within the Long-Term Incentive Plan, as well as on the companies selected to constitute the Total Shareholder Return peer group

Update on Sustainability

On May 5th, we will be updating our stakeholders on our sustainability strategy, including our detailed decarbonisation targets (“Euronav’s road to decarbonisation”). As we have communicated in the past, Euronav is a leader in sustainable shipping and is continually striving to elevate the environmental and sustainability standards of the tanker industry.

Some of Euronav’s sustainability achievements include:

•	The Company is committing to net zero emissions by 2050, with the ambition to improve on this timeframe – the first tanker company to make such a pledge

•	With 41% of our current financing being sustainability-linked, Euronav is at the forefront of corporate sustainable financing efforts

•	Euronav is the only listed tanker company with a joint Executive and Supervisory Board committee focused on sustainability

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Euronav has earned best-in-class sustainability ratings across major ESG rating agencies such as CDP, S&P, Sustainalytics, MSCI, Webber Research and Bloomberg (including the Bloomberg Gender-Equality Index)

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Alternative Shareholder Proposal – CMB

As indicated on Euronav’s revised AGM agenda published on May 4th, the company has received from CMB additional proposed resolutions to appoint three Directors (all non-independent) for election to the Supervisory Board at the Company’s Annual General Meeting that is to take place on May 19, 2022. Having conducted a thorough analysis of these resolutions, on April 29, 2022, Euronav announced its decision to recommend that shareholders vote AGAINST the resolutions put forward by CMB. See the April 29, 2022 press release here.

Euronav’s Supervisory Board believes that the proposed directors put forward by CMB will pursue an agenda that the Supervisory Board has thoroughly analysed and assessed as likely to be value destructive for the other shareholders.

This agenda, as CMB has made public, seeks to contribute CMB.Tech (the early-stage CMB division of diversified marine and industrial applications running on hydrogen and Ammonia) into Euronav in exchange for a substantial issuance of Euronav shares, followed by the monetisation of Euronav’s existing tanker fleet in the short-term and a use of the proceeds to fund the development of CMB.Tech. This phase-out of Euronav’s current business is at odds with the expectations of Euronav’s current other shareholders and with the strategy that Euronav has been consistently communicating to the market.

Over the last six months, CMB has approached Euronav’s Supervisory Board on several occasions with a number of proposals including alternative business plans.

The Supervisory Board has thoroughly reviewed such plans and has taken independent advice from financial and legal advisors when analysing the multiple alternative proposals received from CMB. Each time, the Supervisory Board has come to the unanimous conclusion that any proposed combination with CMB.Tech would not be in Euronav’s best interest and would most likely destroy shareholder value. CMB’s proposals involve no synergies and offer no prospect of dividends over the coming years given the substantial capital investment programme required.

Furthermore, based on the CMB.Tech valuation that was formally proposed on December 16, 2021, the CMB proposals would constitute a highly dilutive transaction which would benefit only CMB, with the share consideration resulting in CMB potentially gaining control of approximately half of the share capital of the Company based on their current shareholdings, at the expense of current Euronav shareholders.

CMB’s plans call for a radical move away from Euronav’s core tanker shipping business model and would transform the Company into a diversified shipping and industrial group, substantially increasing its risk profile, complicating its equity story and moving it away from its strategic focus. Euronav is categorically not the appropriate investment vehicle for such diversified and highly capital intensive business ventures.

Fundamentally, Euronav believes that the lack of independence of the additional candidates proposed by CMB would weaken the Supervisory Board’s profile. Each of these candidates is non-independent because of his strong connections to CMB and would be unable to offer an unbiased view on the best strategy for Euronav. This would create a potential conflict

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of interest for every single investment and strategy decision presented to the Supervisory Board and would undermine the Company’s commitment to upholding the highest standards of governance.

Therefore, we invite you to vote AGAINST the additional, non-independent and conflicted candidates put forward by CMB for the Supervisory Board and to vote only in FAVOUR of the three Euronav nominees.

Summary

Today, the future of Euronav is very exciting. Market fundamentals are in a constructive phase. The orderbook remains at 20-year lows, yet the global tanker fleet age is at 20-year highs. Crude inventory levels are at 8-year lows and will eventually require rebuilding with both oil supply and consumption set to regain pre-pandemic levels during 2022. Euronav is well positioned to realize its full value creation potential from these improving market conditions over the next 12 months.

While the sustainability ambitions of CMB.Tech are appreciated and resonate with Euronav’s own ESG strategy, such a business model shift would be entirely inconsistent with Euronav’s long-term strategy and risk profile. In addition, Euronav does not believe that CMB.Tech would enhance the Company’s capacity to navigate the energy transition. In addition, Euronav intends to fully decarbonise its business by 2050 and does not require CMB.Tech’s involvement to do so.

Finally, the market consolidation opportunity available today, including the announced combination with Frontline, is expected to create additional value for our shareholders, with material synergies and other combination benefits. The Supervisory Board is confident that the Euronav strategy is the right path to maximise shareholder value.

We invite you to express your support by voting in FAVOUR of the Company’s candidates for the Supervisory Board at the AGM on May 19th. Further information on the AGM and information on how to vote is included on the website. Registration, proxies and/or votes by letter must be received by May 13th.

Thank you

Regards,

The Euronav Supervisory Board

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PRESS RELEASE Thursday 5 May 2022 – 10.00 am CET

Contact:

Brian Gallagher – Head of IR & Management Board member

Tel: +44 20 78 70 04 36

Email: IR@euronav.com

Annual report 2021 available on website: Thursday 14 April 2022

Euronav sustainability pathway presentation: Thursday 5 May 2022

About Euronav

Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 2 V-Plus vessels, 39 VLCCs (with a further three to be delivered), 25 Suezmaxes (of which two vessels are time chartered in) with a further three under construction and 2 FSO vessels (both owned in 50%-50% joint venture).

Regulated information within the meaning of the Royal Decree of 14 November 2007.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Euronav and Frontline Ltd. (“Frontline”) management’s examination of historical operating trends, data contained in company records and other data available from third parties. Although Euronav and Frontline management believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, there can be no assurance that Frontline or Euronav will accomplish these expectations, beliefs or projections.

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In addition to these important factors, other important factors that could cause actual results to differ materially from those discussed in the forward-looking statements include the ability of Frontline Ltd. (“Frontline”) and Euronav to successfully complete the proposed combination on anticipated terms and timing, including, among other things, agreeing on a transaction structure, negotiating and executing definitive documentation, obtaining required shareholder and regulatory approvals, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of the combined group’s operations and other important conditions to the completion of the acquisition, risks relating to the integration of operations of Frontline and Euronav and the possibility that the anticipated synergies and other benefits of the proposed combination will not be realized or will not be realized within the expected timeframe, the outcome of any legal proceedings related to the proposed combination, the failure of counterparties to fully perform their contracts with Frontline or Euronav, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values (including the possibility of a material decline or prolonged weakness in such rates), changes in demand for tanker vessel capacity, changes in the companies’ operating expenses, including bunker prices, dry-docking and insurance costs, the market for the companies’ vessels, availability of financing and refinancing to meet the capital needs of the combined group, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities in the tanker industry, including without limitation, legislation adopted by international organizations such as the International Maritime Organization and the European Union or by individual countries, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns, crew wages, changes in demand for oil and petroleum products and instances of off-hires and other factors. Please see Frontline’s and Euronav’s filings with the U.S. Securities and Exchange Commission (the “SEC”) for a more complete discussion of these and other risks and uncertainties..

You are cautioned not to place undue reliance on Euronav’s forward-looking statements. These forward-looking statements are and will be based upon Euronav management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Euronav does not assume any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

IMPORTANT INFORMATION FOR INVESTORS

This communication is not a recommendation in favour of a vote on the proposed combination, nor is it a solicitation of proxies in connection with any such vote. In connection with the proposed combination, Frontline and/or Euronav may file with the SEC a registration statement on Form F–4 that may constitute a prospectus and may

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include a proxy of Frontline and/or Euronav (the “Registration Statement”). Frontline and Euronav may also file other relevant documents with the SEC regarding the proposed combination. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED COMBINATION AND RELATED MATTERS.

You may obtain a free copy of the Registration Statement (if and when it becomes available) and other relevant documents filed by Frontline and Euronav with the SEC at the SEC’s website at www.sec.gov.

In addition, you will be able to obtain free copies of these documents by contacting the investor relations department of Frontline or Euronav at the following:

Frontline Ltd.	Euronav NV
Lars H. Barstad Chief Executive Officer, Frontline Management AS Tel: +47 23 11 40 37 Email: lba@frontmgt.no	Mr. Brian Gallagher Euronav Investor Relations Tel: +44 20 7870 0436 Email: IR@euronav.com

NO OFFER OR SOLICITATION

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, sell, or solicit any securities or any proxy vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.